November 29, 2006

Mail Stop 4561

Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

> **RE: ACE*COMM Corporation**
> **Registration Statement on Form S-3**
> **Filed October 19, 2006**
> **File number 333-138084**

Dear Mr. Delmar:

We have reviewed your amendment and have the following comments.

Incorporation of Certain Documents byu Reference, page 7

1. Please update this section to include the Form 10-Q filed on November 13, 2006 as well as any other Exchange Act reports that might be filed prior to the filing of the amended Form S-3.

Legal Opinion

2. Please furnish a current opinion of counsel regarding the legality of the shares being registered.

Accountants' Consent

3. Please furnish a manually signed and currently dated auditors' consent.

Please contact Hugh Fuller at (202) 551-3853 or Anne Nguyen Parker at (202) 551-3611 with any other questions.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

CC: Steven Kaufman
        Hogan & Kaufman L.L.P.
        555 13th Street, NW
        Washington, DC 20004
        Facsimile no. (202) 637-5910